Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.
Alamos Gold Reports Fourth Quarter and Year-End 2022 Results

Toronto, Ontario (February 22, 2023) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter and year ended December 31, 2022.
“We closed 2022 with our strongest performance of the year. This included record production and our lowest costs of the year driving stronger free cash flow of $18 million in the fourth quarter. We met our full year production and cost guidance, with the latter coming in below the mid-point of guidance, a solid result given industry-wide cost pressures. This reflects not only the strong ongoing operational performance of all three mines, but the quality of our assets,” said John A. McCluskey, President and Chief Executive Officer.
“As outlined in our three-year guidance, we expect this trend to continue with a 9% increase in production in 2023 and 17% decrease in all-in sustaining costs by 2025. We continue to benefit from our investment in low-cost growth with La Yaqui Grande performing extremely well and a key driver of our near-term improving performance. We are also making significant progress on the Phase 3+ Expansion at Island Gold which will be the driver of a further increase in production and lower costs once completed in 2026. Additionally, we continue to add value through exploration with Mineral Reserves increasing for the fourth consecutive year, at 3% higher grades. This reflects higher-grade additions at Island Gold and PDA which we expect will be high-margin ounces, supporting our growing, low-cost production base,” Mr. McCluskey added.
Fourth Quarter 2022
•Record quarterly production of 134,200 ounces of gold, a 9% increase from the third quarter, driven by strong performances at all operations including a significant increase in production from the Mulatos District. Full year production was in-line with the mid-point of guidance
•Mulatos District production increased 15% from the third quarter to total 49,100 ounces, at substantially lower costs driving mine-site free cash flow1 of $28.8 million. This reflected the ramp up of low-cost production at La Yaqui Grande
•Island Gold had its strongest quarter of 2022, producing 40,500 ounces while continuing to make substantial progress on the Phase 3+ Expansion including completing the pre-sink of the shaft
•Young-Davidson continued to be a consistent performer, producing 44,600 ounces and generating mine-site free cash flow1 of $24.0 million
•Sold 133,164 ounces of gold at an average realized price of $1,741 per ounce, for record revenues of $231.9 million. The average realized gold price was $15 per ounce above the London PM fix for the quarter
•Total cash costs1 of $810 per ounce, and all-in sustaining costs ("AISC"1) of $1,138 per ounce were the lowest of the year, and below annual guidance, reflecting low-cost production growth at La Yaqui Grande, and the weaker Canadian dollar. Full year total cash costs and AISC were both below the mid-point of annual guidance, a solid performance given industry-wide inflationary pressures
•Realized adjusted net earnings1 for the quarter of $33.7 million, or $0.09 per share1. Adjusted net earnings includes adjustments for net unrealized foreign exchange gains recorded within both deferred taxes and foreign exchange of $12.0 million, partially offset by other losses totaling $5.1 million
•Reported net earnings of $40.6 million

TRADING SYMBOL: TSX:AGI NYSE:AGI
•Generated cash flow from operating activities of $102.3 million ($109.3 million, or $0.28 per share, before changes in working capital1), the highest quarterly cash flow generated in the past two years
•Free cash flow1 increased to $17.5 million driven by strong operating results. The Company expects to continue generating strong free cash flow over the next several years while funding the Phase 3+ Expansion at Island Gold
•Paid a quarterly dividend of $9.9 million, or $0.025 per share (annualized rate of $0.10)
•Cash and cash equivalents increased to $129.8 million at the end of the year, along with equity securities of $18.6 million, and the Company remains debt-free
•Provided exploration updates at Island Gold and Puerto Del Aire (Mulatos), extending high-grade gold mineralization beyond existing Mineral Reserves and Resources at both deposits
•Announced the sale of non-core royalties, including a silver stream on the Esperanza Project in Mexico, for proceeds of $5 million. The sale is expected to close by the end of February, 2023
Full Year 2022
•Produced 460,400 ounces of gold, achieving the mid-point of annual guidance. All three operations performed well, meeting their respective production guidance
•Young-Davidson produced 192,200 ounces, driving record mine-site free cash flow1 of $101.3 million
•Island Gold produced 133,700 ounces, while self funding $102.0 million of growth capital with the ramp up of construction activities on the Phase 3+ Expansion
•Mulatos produced 134,500 ounces, with a substantial improvement in second half production and costs following the completion of construction at La Yaqui Grande
•Sold 456,574 ounces of gold at an average realized price of $1,799 per ounce for revenues of $821.2 million
•Total cash costs1 of $884 per ounce, AISC1 of $1,204 per ounce, and cost of sales of $1,334 per ounce were in line with annual guidance
•Realized adjusted net earnings1 for the year of $107.9 million, or $0.28 per share1. Adjusted net earnings includes adjustments for a non-cash after tax inventory net realizable value adjustment at Mulatos of $22.4 million, a non-cash, after tax impairment charge of $26.7 million triggered by the sale of the Esperanza Project, a net unrealized foreign exchange loss recorded within both deferred taxes and foreign exchange of $17.7 million, and other losses totaling $4.0 million
•Reported net earnings of $37.1 million, or $0.09 per share
•Cash flow from operating activities of $298.5 million (including $361.6 million, or $0.92 per share before changes in working capital1)
•Returned $47.3 million to shareholders, including $39.2 million paid in dividends and $8.2 million of shares repurchased under the Company's Normal Course Issuer Bid ("NCIB") at a price of $7.41 per share
•Issued three-year guidance on January 12, 2023, which included increased production guidance for 2023 and 2024. Production is expected to increase 9% in 2023 at declining costs, with an 17% decrease in AISC expected by 2025. This is expected to drive strong free cash flow over the next three years while continuing to fund the Phase 3+ Expansion
•Reported year-end 2022 Mineral Reserves of 10.5 million ounces of gold, a 2% increase from the end of 2021 having more than replaced mining depletion for the fourth consecutive year. Mineral Reserve grades also increased 3% driven by higher grade additions at Island Gold and Mulatos. Additionally, Measured and Indicated Mineral Resources increased 14% to 3.9 million ounces and Inferred Mineral Resources increased 2% to 7.1 million ounces

.(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

2 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Highlight Summary

	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
Financial Results (in millions)
Operating revenues	$231.9	$203.1	$821.2	$823.6
Cost of sales (1)	$153.4	$138.4	$608.9	$534.1
Earnings (loss) from operations	$61.6	$49.8	$111.5	$14.9
Earnings (loss) before income taxes	$52.6	$43.6	$102.4	$2.3
Net earnings (loss)	$40.6	$29.5	$37.1	($66.7)
Adjusted net earnings (2)	$33.7	$36.7	$107.9	$162.1
Earnings before interest, depreciation and amortization (2)	$100.4	$88.0	$351.7	$402.0
Cash provided by operations before working capital and cash taxes(2)	$109.3	$91.8	$361.6	$410.9
Cash provided by operating activities	$102.3	$88.1	$298.5	$356.5
Capital expenditures (sustaining) (2)	$26.5	$32.2	$95.2	$113.4
Capital expenditures (growth) (2) (3) (5)	$50.2	$51.2	$191.9	$218.0
Capital expenditures (capitalized exploration) (4)	$8.1	$8.2	$26.6	$27.0
Free cash flow (2)	$17.5	($3.5)	($15.2)	($1.9)
Operating Results
Gold production (ounces)	134,200	112,500	460,400	457,200
Gold sales (ounces)	133,164	112,966	456,574	457,517
Per Ounce Data
Average realized gold price	$1,741	$1,798	$1,799	$1,800
Average spot gold price (London PM Fix)	$1,726	$1,795	$1,800	$1,799
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,152	$1,225	$1,334	$1,167
Total cash costs per ounce of gold sold (2)	$810	$843	$884	$794
All-in sustaining costs per ounce of gold sold (2)	$1,138	$1,237	$1,204	$1,135
Share Data
Earnings (loss) earnings per share, basic and diluted	$0.10	$0.08	$0.09	($0.17)
Adjusted earnings per share, basic and diluted(2)	$0.09	$0.09	$0.28	$0.41
Weighted average common shares outstanding (basic) (000’s)	393,034	392,333	392,172	392,649
Financial Position (in millions)
Cash and cash equivalents(5)			$129.8	$172.5
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense. For the year ended December 31, 2022, cost of sales includes a $33.9 million non-cash inventory net realizable value adjustment, respectively, at Mulatos District.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)Includes growth capital from operating sites.
(4)Includes capitalized exploration at Island Gold, Young-Davidson and Mulatos District.
(5)Includes capital advances of nil for the three and twelve months ended December 31, 2022 (nil and $9.8 million for the three and twelve months ended December 31, 2021).
(6) Comparative cash and cash equivalents balance as at December 31, 2021.

3 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
Gold production (ounces)
Young-Davidson	44,600	51,900	192,200	195,000
Island Gold	40,500	37,500	133,700	140,900
Mulatos District(7)	49,100	23,100	134,500	121,300
Gold sales (ounces)
Young-Davidson	44,781	53,006	192,186	194,937
Island Gold	39,145	38,101	130,652	139,946
Mulatos District	49,238	21,859	133,736	122,634
Cost of sales (in millions)(1)
Young-Davidson	$62.2	$62.6	$250.5	$244.4
Island Gold	$35.2	$33.1	$120.4	$112.3
Mulatos District	$56.0	$42.7	$238.0	$177.4
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,389	$1,181	$1,303	$1,254
Island Gold	$899	$869	$922	$802
Mulatos District(1)	$1,137	$1,953	$1,780	$1,447
Total cash costs per ounce of gold sold (2)
Young-Davidson	$942	$775	$878	$846
Island Gold	$605	$575	$637	$529
Mulatos District	$851	$1,473	$1,134	$1,013
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)
Young-Davidson	$1,284	$1,017	$1,133	$1,072
Island Gold	$863	$871	$918	$863
Mulatos District	$922	$1,899	$1,241	$1,240
Capital expenditures (sustaining, growth, capitalized exploration and capital advances) (in millions)(2)
Young-Davidson (4)	$20.6	$24.8	$71.5	$88.6
Island Gold (5)	$53.9	$27.4	$157.3	$120.0
Mulatos District (6)	$5.5	$34.2	$62.7	$128.3
Other	$4.8	$5.2	$22.2	$21.5
(1)Cost of sales includes mining and processing costs, royalties, and amortization. For the year ended December 31, 2022, cost of sales includes a $33.9 million non-cash inventory net realizable value adjustment, at the Mulatos District.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes capitalized exploration at Young-Davidson of $1.5 million and $5.0 million for the three and twelve months ended December 31, 2022 ($2.7 million and $6.5 million for the three and twelve months ended December 31, 2021).
(5)Includes capitalized exploration at Island Gold of $4.9 million and $18.8 million for the three and twelve months ended December 31, 2022 ($5.2 million and $18.8 million for the three and twelve months ended December 31, 2021). Island Gold capital expenditures in 2021 exclude an NPI royalty repurchased for $15.7 million.
(6)Includes capitalized exploration at Mulatos District of $1.7 million and $2.8 million for the three and twelve months ended December 31, 2022 ($0.3 and $1.7 million for the three and twelve months ended December 31, 2021).
(7)The Mulatos district includes both the Mulatos pit, as well as La Yaqui Grande

4 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Environment, Social and Governance Summary Performance
Health and Safety
•Total recordable injury frequency rate1("TRIFR") of 1.26, a 39% decrease from the third quarter of 2022
•Lost time injury frequency rate1 ("LTIFR") of 0.09, an increase from zero in the third quarter of 2022; one fatal accident occurred at the Young-Davidson mine during the quarter, as discussed below
•Full-year TRIFR of 1.59 and LTIFR of 0.06, a decline of 22% and 71%, respectively from 2021
On the afternoon of November 29th, employees, family and friends were shocked and deeply saddened by the loss of a colleague in a fatal accident. The tragic accident involved a piece of mobile equipment underground at the Young-Davidson mine. The Company has cooperated fully with all investigative authorities.
Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day.
Environment
•Zero significant environmental incidents in the fourth quarter of 2022 and for the full year
•Island Gold received additional construction permits for the mill expansion and shaft site storage areas
•Young Davidson submitted a Closure Plan Amendment to the Ministry of Mines
•Fish habitat compensation projects were completed at Young-Davidson as part of the mine’s commitments for the newly constructed tailings facility
•Continued to advance federal and provincial permitting at the Lynn Lake Gold project
One reportable spill occurred during the fourth quarter at Young-Davidson when a vendor’s compressed natural gas ("CNG") trailer malfunctioned, causing the release of some of its contents. The incident was immediately reported to local authorities and is being investigated by the vendor to determine the cause of the release. There were no injuries reported in relation to the incident and there was no impact to air intake fans feeding underground operations. The Company is committed to preserving the long-term health and viability of the natural environment that surround its operations and projects. This includes investing in new initiatives to reduce our environmental footprint with the goal of minimizing the environmental impacts of our activities and offsetting any impacts that cannot be fully mitigated or rehabilitated.
Community
Ongoing donations, medical support and infrastructure investments being provided to local communities, including:

•Community road repairs and maintenance following heavy rainfall in the quarter at Mulatos
•Donation to, and partnership with, the Lady Dunn Health Centre’s Wish Campaign to support healthcare initiatives for the Wawa and regional community
•Health consultations at the Matarachi community clinic (dentistry, pediatrics, vaccinations, and general consultations) and campaigns in support of Breast Cancer Awareness Month
•Cultural and artistic programs, and community celebrations at Matarachi for Day of the Dead and Christmas
•Scholarship payments for students in Matarachi and Sahuaripa, and sponsorship of the Young Mining Professionals Scholarship Fund
5 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Alamos believes that excellence in sustainability provides a net benefit to all stakeholders. The Company continues to engage with local communities to understand local challenges and priorities. Ongoing investments in local infrastructure, health care, education, cultural and community programs remain a focus of the Company.
Governance and Disclosure
•Finalized six sustainability standards during the quarter and 34 to-date as part of Alamos’ Sustainability Performance Management Framework that addresses governance, health & safety, security, environment, and community relations management
•Top 35% ranking in 2022 Globe and Mail Board Games, a ranking of Canada’s corporate boards
•Received an ‘A’ ESG rating within Alamos’ most recent MSCI ESG Ratings Report
•Received a ‘Medium’ ESG Risk Rating from Sustainalytics, positioning Alamos in the top 22nd percentile of its industry
•Received a ‘B-’ climate change score from the Carbon Disclosure Project, ahead of the industry ‘C’ average
Alamos maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development. During the quarter, the Company continued to advance its implementation of the Responsible Gold Mining Principles, developed by the World Gold Council as a framework that sets clear expectations as to what constitutes responsible gold mining.

(1) Frequency rate is calculated as incidents per 200,000 hours worked.

6 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Outlook and Strategy

2023 Guidance
	Young-Davidson	Island Gold	Mulatos	Lynn Lake	Total
Gold production (000’s ounces)	185 - 200	120 - 135	175 - 185		480 - 520
Cost of sales, including amortization (in millions)(3)					$625
Cost of sales, including amortization ($ per ounce)(3)					$1,250
Total cash costs ($ per ounce)(1)	$900 - $950	$600 - $650	$900 - $950	—	$825 - $875
All-in sustaining costs ($ per ounce)(1)					$1,125 - $1,175
Mine-site all-in sustaining costs ($ per ounce)(1)(2)	$1,175 - $1,225	$950 - $1,000	$950 - $1,000	—
Capital expenditures (in millions)
Sustaining capital(1)	$50 - $55	$45 - $50	$10	—	$105 - $115
Growth capital(1)	$5 - $10	$165 - $185	$5 - $10	$12	$187 - $217
Total Sustaining and Growth Capital(1)	$55 - $65	$210 - $235	$15 - $20	$12	$292 - $332
Capitalized exploration(1)	$5	$11	$4	$5	$25
Total capital expenditures and capitalized exploration(1)	$60 - $70	$221 - $246	$19 - $24	$17	$317 - $357
(1)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and associated MD&A for a description of these measures.
(2)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.
(3)Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.

The Company’s objective is to operate a sustainable business model that can support growing returns to all stakeholders over the long-term through growing production, expanding margins, and increasing profitability. This includes a balanced approach to capital allocation focused on generating strong ongoing free cash flow while re-investing in high-return internal growth opportunities and supporting higher returns to shareholders.
The Company had a successful 2022, continuing to deliver on its long-term objectives including strong operational execution at all its operations. Full year production was in-line with guidance and total cash costs and AISC were below the mid-point of guidance, a solid performance given industry-wide inflationary pressures. This included a strong finish to the year with record quarterly production and sales in the fourth quarter of 2022 at the lowest costs of the year, driving strong free cash flow growth. Mulatos was a significant contributor to this growth with the ramp up of low cost production at La Yaqui Grande, as was Young-Davidson which generated over $100 million of mine-site free cash flow for the second consecutive year.
In addition, the Company delivered on several key catalysts in 2022 which have solidified its strong outlook. This included completing construction at La Yaqui Grande mid-year, and announcing the Phase 3+ Expansion of Island Gold, which will create a larger, more profitable and valuable operation. At Island Gold, the Phase 3+ Expansion is advancing well, while the strong operational performance continued to self-fund the ramp up in construction activities.
The Company continues to add value through successful exploration programs at its operating mines. This included more than replacing mining depletion to drive a 2% increase in Global Mineral Reserves to 10.5 million ounces (200 mt grading 1.63 g/t Au) and 3% increase in grades. This was driven by higher-grade additions at Island Gold and Puerto Del Aire ("PDA") in the Mulatos District. Island Gold continues to grow with Mineral Reserves increasing 9% to 1.5 million ounces, at 6% higher grades. PDA's Mineral Reserves increased 70% to 728,000 ounces with grades also increasing 4%. With both deposits open in multiple directions, and significant exploration programs planned at both operations, there is excellent potential for this growth to continue.
The Company provided three-year production and operating guidance in January 2023, which outlined higher production at significantly lower costs over the next three years. Refer to the Company’s January 12, 2023 guidance press release for a summary of the key assumptions and related risks associated with the comprehensive 2023 guidance and three-year production, cost and capital outlook. Production is expected to increase to between
7 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
480,000 and 520,000 ounces in 2023, a 9% increase from 2022, and remain at similar levels in 2024 and 2025. Production guidance was increased from previous guidance for 2023 and 2024 with stronger production expected from Island Gold and Mulatos. Additional upside potential exists in 2025 as production guidance excludes the higher-grade PDA project in the Mulatos District. This upside is expected to be outlined in a new development plan for PDA to be completed in the second half of 2023, which will incorporate the 70% larger Mineral Reserve outlined in the recently released 2022 Mineral Reserve and Resource statement.
As outlined in the 2023 guidance, production is expected to be relatively balanced between the first and second half of 2023, with first quarter production expected to be between 120,000 and 125,000 ounces. AISC are expected to be slightly above the range of full year guidance during the first quarter and trend lower through the year. This reflects lower planned grades at Young-Davidson and higher sustaining capital at Mulatos during the first half of the year.
Total cash costs are expected to decrease 4% in 2023 to between $825 and $875 per ounce, and 21% by 2025 to between $650 and $750 per ounce, driven by low-cost production growth from La Yaqui Grande and Island Gold. A further improvement in costs is expected in 2026 following the completion of the Phase 3+ Expansion. Similarly, AISC are expected to decrease 4% in 2023 and 17% by 2025 to between $950 and $1,050 per ounce.
Capital spending is expected to be consistent with 2022, with approximately 55% of full year capital expected to be spent during the first half of the year. Capital spending and costs are expected to decline in the second half of the year, which is anticipated to drive stronger free cash flow.
Gold production from Young-Davidson in 2023 is expected to be consistent with 2022, reflecting similar grades and mining and processing rates. Total cash costs and mine-site AISC are expected to increase slightly from 2022 levels, primarily reflecting industry-wide cost inflation. Costs are expected to remain at similar levels over the next three years. Capital spending in 2023 (excluding exploration) is expected to range between $55 and $65 million, similar to 2022. For the second consecutive year, Young-Davidson generated over $100 million of mine-site free cash flow reflecting strong operational consistency. With a 15-year Mineral Reserve life, Young-Davidson is well positioned to generate similar free cash flow in 2023 and over the long-term.
Island Gold is expected to produce at similar levels in 2023 as in 2022 with similar grades and processing rates. As outlined in the Phase 3+ Expansion study released in June 2022, grades mined are expected to increase in 2024, driving production higher. A further increase in grades and increase in mining rates toward the latter part of 2025, is expected to drive another increase in production in 2025. Total cash costs and mine-site AISC at Island Gold are expected to increase slightly in 2023 compared to 2022, reflecting industry-wide cost inflation. Costs are expected to decrease slightly in 2024 and 2025, reflecting higher grades processed. Capital spending at Island Gold (excluding exploration) is expected to be between $210 and $235 million in 2023 as spending on the Phase 3+ Expansion ramps up, and is expected to remain at similar levels in 2024 and 2025 and then drop considerably in 2026 once the expansion is complete.
Combined gold production from the Mulatos District (including La Yaqui Grande) is expected to be between 175,000 and 185,000 ounces in 2023. This represents a 34% increase from 2022 driven by a full year of low-cost production from La Yaqui Grande. Gold production is expected to decrease to a range of 140,000 to 150,000 ounces in 2024 with La Yaqui Grande providing the majority of production and driving a further improvement in costs. Production guidance for 2025 of 110,000 to 120,000 ounces includes La Yaqui Grande only and excludes potential upside from the PDA higher-grade underground deposit. This upside is expected to be outlined in a new development plan for PDA to be completed in the second half of 2023. Total cash costs are expected to remain relatively stable through 2023 while mine-site AISC are expected to decrease in the second half of 2023 with the majority of sustaining capital to be spent during the first half of the year. Capital spending at the Mulatos District is expected to total $15 to $20 million in 2023, a considerable decrease from 2022, with La Yaqui Grande construction complete. Capital spending is expected to decrease further in 2024 and 2025 (excluding PDA development).
Capital spending on the Lynn Lake project, excluding exploration, is expected to total $12 million. The focus will be on advancing detailed engineering and permitting, as well as completing an updated Feasibility Study. The Environmental Impact Statement for Lynn Lake is expected to be approved during the first half of 2023 after which
8 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
the Company expects to release an updated Feasibility Study. Additionally, $5 million has been budgeted for exploration at Lynn Lake for total spending of $17 million.
The global exploration budget for 2023 is $47 million, consistent with spending in 2022. The Mulatos District accounts for the largest portion with an increased budget at $17 million, followed by $14 million at Island Gold, $8 million at Young-Davidson and $5 million at Lynn Lake. The increased budget at Mulatos was partially offset by a lower exploration budget at Island Gold reflecting an expanded underground drilling program, which is lower cost than surface directional drilling. The exploration focus in 2023 will follow up on another successful program in 2022, with Mineral Reserves increasing for the fourth consecutive year to 10.5 million ounces of gold, and grades increasing 3%.
The Company's liquidity position remains strong, ending the quarter with $129.8 million of cash and cash equivalents, $18.6 million in equity securities, and no debt. Additionally, the Company has a $500 million undrawn credit facility, providing total liquidity of $629.8 million. As part of a balanced approach to growth and capital allocation, the current focus of growth capital is the Phase 3+ Expansion at Island Gold. With no significant capital expected to be spent on developing Lynn Lake until the Phase 3+ Expansion is well underway, the Company remains well positioned to fund this growth internally while generating strong free cash flow over the next several years. The Company expects a further increase in free cash flow in 2026 with the completion of the Phase 3+ Expansion.

9 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Fourth Quarter and Year-End 2022 results
Young-Davidson Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
Gold production (ounces)	44,600	51,900	192,200	195,000
Gold sales (ounces)	44,781	53,006	192,186	194,937
Financial Review (in millions)
Operating Revenues	$78.1	$95.2	$347.8	$350.5
Cost of sales (1)	$62.2	$62.6	$250.5	$244.4
Earnings from operations	$15.6	$31.9	$93.0	$105.4
Cash provided by operating activities	$44.6	$55.2	$172.8	$188.9
Capital expenditures (sustaining) (2)	$15.2	$12.8	$48.8	$43.8
Capital expenditures (growth) (2)	$3.9	$9.3	$17.7	$38.3
Capital expenditures (capitalized exploration) (2)	$1.5	$2.7	$5.0	$6.5
Mine-site free cash flow (2)	$24.0	$30.4	$101.3	$100.3
Cost of sales, including amortization per ounce of gold sold (1)	$1,389	$1,181	$1,303	$1,254
Total cash costs per ounce of gold sold (2)	$942	$775	$878	$846
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,284	$1,017	$1,133	$1,072
Underground Operations
Tonnes of ore mined	661,012	758,089	2,783,831	2,879,662
Tonnes of ore mined per day	7,185	8,240	7,627	7,889
Average grade of gold (4)	2.32	2.47	2.30	2.31
Metres developed	2,731	3,116	11,664	12,367
Mill Operations
Tonnes of ore processed	697,816	723,247	2,859,608	2,883,241
Tonnes of ore processed per day	7,585	7,861	7,835	7,899
Average grade of gold (4)	2.31	2.47	2.31	2.31
Contained ounces milled	51,814	57,459	212,548	213,769
Average recovery rate	91%	91%	91%	91%
(1)Cost of sales includes mining and processing costs, royalties and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
Young-Davidson produced 44,600 ounces of gold in the fourth quarter, lower than the prior year period reflecting both lower tonnes and grades processed. For the year, Young-Davidson produced 192,200 ounces achieving the mid-point of annual production guidance.
Underground mining rates were lower than the prior year period and target, averaging 7,185 tpd in the fourth quarter and 7,627 tpd for the full year. Mining rates in the quarter were impacted by unscheduled downtime for maintenance on the underground conveyor in the fourth quarter. In addition, mining activity in the quarter was paused for a number of days to investigate the tragic accident on the ramp system which resulted in a fatality in November. Underground mining rates have returned to normal levels in January, averaging more than 8,000 tpd, and are expected to remain at similar levels through the rest of the first quarter of 2023. Grades mined averaged 2.32 g/t Au in the fourth quarter and 2.30 g/t Au for the full year, both consistent with annual guidance of between 2.15 and 2.35 g/t Au.
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TRADING SYMBOL: TSX:AGI NYSE:AGI
Mill throughput averaged 7,585 tpd in the fourth quarter with grades processed averaging 2.31 g/t Au. Milling rates decreased from the first three quarters of 2022 reflecting additional time to complete a planned mill liner change in the fourth quarter. For the full year, milling rates averaged 7,835 tpd, consistent with the prior year. Milling rates exceeded mining rates during the quarter with underground ore mined and stockpiled in previous quarters supplementing mill feed. Mill recoveries averaged 91% in the quarter and for the year, in line with guidance and the prior year periods.

Financial Review
Fourth quarter revenues of $78.1 million were 18% lower than the prior year period reflecting less ounces sold. For the full year revenues of $347.8 million were 1% lower than the prior year, primarily driven by less ounces sold.
Cost of sales (which includes mining and processing costs, royalties, and amortization expense) of $62.2 million in the fourth quarter were consistent with the prior year period, due to less ounces sold offset by higher unit mining costs. Underground unit mining costs were CAD $51 per tonne in the quarter, higher than the prior year and previous quarters, primarily due to the lower mining rates experienced in the quarter, as well as inflationary cost pressures. Cost of sales of $250.5 million for the year were higher than the comparable period given higher input costs, offset by less ounces sold and a weaker Canadian dollar.
Total cash costs of $942 per ounce in the fourth quarter were 22% higher than the prior year period driven by the higher unit mining costs in the quarter and lower grades processed, partially offset by the weaker Canadian dollar. Mine-site AISC of $1,284 per ounce in the fourth quarter were 26% higher than the prior year period, consistent with the increase in total cash costs. Total cash costs of $878 and mine-site AISC of $1,133 for the full year were both higher than the comparable period but in line with annual guidance.
Capital expenditures in the quarter included $15.2 million of sustaining capital and $3.9 million of growth capital. In addition, $1.5 million was invested in capitalized exploration in the quarter. Capital expenditures, inclusive of capitalized exploration totaled $71.5 million in 2022, a 19% decrease from the prior year and in line with annual guidance.
Young-Davidson has consistently generated strong free cash flow since completion of the lower mine expansion in 2020, including mine-site free cash flow of $24.0 million in the fourth quarter of 2022 and $101.3 million for the year. This marks the second consecutive year in which the operation has generated in excess of $100 million of mine-site free cash flow. With a 15 year Mineral Reserve life, Young-Davidson is well positioned to generate similar free cash flow in 2023 and over the long-term.

11 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Island Gold Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
Gold production (ounces)	40,500	37,500	133,700	140,900
Gold sales (ounces)	39,145	38,101	130,652	139,946
Financial Review (in millions)
Operating Revenues	$68.0	$68.6	$235.3	$252.0
Cost of sales (1)	$35.2	$33.1	$120.4	$112.3
Earnings from operations	$32.1	$34.0	$110.2	$135.0
Cash provided by operating activities	$39.1	$43.2	$148.1	$173.1
Capital expenditures (sustaining) (2)	$10.1	$11.2	$36.5	$46.7
Capital expenditures (growth) (2) (5)	$38.9	$11.0	$102.0	$54.5
Capital expenditures (capitalized exploration) (2)	$4.9	$5.2	$18.8	$18.8
Mine-site free cash flow (2)	($14.8)	$15.8	($9.2)	$53.1
Cost of sales, including amortization per ounce of gold sold (1)	$899	$869	$922	$802
Total cash costs per ounce of gold sold (2)	$605	$575	$637	$529
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$863	$871	$918	$863
Underground Operations
Tonnes of ore mined	101,045	109,541	420,801	438,731
Tonnes of ore mined per day ("tpd")	1,098	1,191	1,153	1,202
Average grade of gold (4)	12.13	10.98	10.03	10.27
Metres developed	2,109	1,906	7,114	7,472
Mill Operations
Tonnes of ore processed	119,924	114,689	456,592	435,297
Tonnes of ore processed per day	1,304	1,247	1,251	1,193
Average grade of gold (4)	10.70	10.51	9.64	10.35
Contained ounces milled	41,274	38,742	141,530	144,804
Average recovery rate	97%	96%	96%	96%
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
(5)Includes capital advances of nil and $1.4 million for the three and twelve months ended December 31, 2022 (nil and $1.4 million for the three and twelve months ended December 31, 2021).
Island Gold produced 40,500 ounces in the fourth quarter of 2022, an 8% improvement from the prior year period reflecting higher grades mined and higher tonnes processed. For the full year, Island Gold produced 133,700 ounces, at the high end of the production guidance range.
Underground mining rates averaged 1,098 tpd in the fourth quarter, lower than planned due to reduced equipment availability. Mining rates have returned to planned levels, averaging 1,200 tpd in January 2023. Full year underground mining rates averaged 1,153 tpd, slightly below annual guidance. Grades mined averaged 12.13 g/t Au in the fourth quarter and 10.03 g/t Au for the full year, the latter towards the upper end of full year guidance.
Mill throughput averaged 1,304 tpd, 9% above annual guidance of 1,200 tpd, reflecting the processing of 5,800 tonnes of Island Gold stockpiled ore at the Young-Davidson mill. Given current permit limits at Island Gold, excess stockpiles were trucked to Young-Davidson during the second and third quarters and processed as capacity was available at the Young-Davidson mill, boosting production and cash flow. No further stockpiles were trucked to Young-Davidson during the fourth quarter with the excess stockpiles at Island Gold having now been processed by the end of the year. Mill recoveries averaged 97% in the quarter and 96% for the full year, both in line with guidance and the prior year periods.
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TRADING SYMBOL: TSX:AGI NYSE:AGI
Financial Review
Island Gold generated revenues of $68.0 million in the fourth quarter, consistent with the prior year period, driven by more ounces sold, offset by a lower realized gold price. For the year, revenues were $235.3 million, lower than the prior year as a result of less ounces sold.
Cost of sales (includes mining and processing costs, royalties and amortization expense) of $35.2 million in the fourth quarter were 6% higher than the prior year period, reflecting higher unit mining and processing costs and more tonnes processed, partially offset by a weaker Canadian dollar. Cost of sales of $120.4 million for the year were higher than the comparable period given similar reasons.
Total cash costs of $605 per ounce in the fourth quarter were higher than the prior year period, due to higher mining and processing costs, partially offset by higher grades processed and the weaker Canadian dollar. Mine-site AISC of $863 per ounce in the fourth quarter were lower than the prior year period due to the timing of sustaining capital expenditures. Total cash costs and mine-site AISC for the full year were both above the top end of guidance and higher than the comparable period as a result of lower grades processed, reflecting the processing of lower grade stockpiled ore at Young-Davidson which increased production and cash flow but reflect a higher cost structure.
Total capital expenditures were $53.9 million in the fourth quarter, including $4.9 million of capitalized exploration. Spending ramped up significantly on the Phase 3+ Expansion during the second half of the year, including shaft site preparation and clearing. This included the pre-sinking of the shaft which was completed down to its 42 metre final depth in November. In addition, capital spending was focused on lateral development and other surface infrastructure. For 2022, capital spending was $157.3 million, inclusive of capitalized exploration of $18.8 million, higher than the prior year period given the ramp up of construction activities on the Phase 3+ Expansion.
Island Gold generated negative mine-site free cash flow of $14.8 million in the fourth quarter and $9.2 million for the full year given higher capital spending related to the Phase 3+ Expansion. At current gold prices, Island Gold is expected to largely self-finance the Phase 3+ Expansion capital, after which the operation is expected to generate significant free cash flow from 2026 onward.

13 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos Financial and Operational Review

	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
Gold production (ounces)	49,100	23,100	134,500	121,300
Gold sales (ounces)	49,238	21,859	133,736	122,634
Financial Review (in millions)
Operating Revenues	$85.8	$39.3	$238.1	$221.1
Cost of sales (1)	$56.0	$42.7	$238.0	$177.4
(Loss) earnings from operations	$28.8	($5.0)	($7.4)	$36.4
Cash (used) provided by operating activities	$34.3	($6.3)	$25.9	$32.1
Capital expenditures (sustaining) (2)	$1.2	$8.2	$9.9	$22.9
Capital expenditures (growth) (2) (7)	$2.6	$25.7	$50.0	$103.7
Capital expenditures (capitalized exploration) (2)	$1.7	$0.3	$2.8	$1.7
Mine-site free cash flow (2)	$28.8	($40.5)	($36.8)	($96.2)
Cost of sales, including amortization per ounce of gold sold (1)	$1,137	$1,953	$1,780	$1,447
Total cash costs per ounce of gold sold (2)	$851	$1,473	$1,134	$1,013
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$922	$1,899	$1,241	$1,240
Mulatos Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	1,065,739	660,576	3,666,515	3,116,492
Total waste mined - open pit (6)	756,749	2,496,896	5,994,109	9,060,201
Total tonnes mined - open pit	1,822,487	3,157,472	9,660,624	12,176,694
Waste-to-ore ratio (operating)	0.71	0.55	1.36	1.23
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,477,642	1,760,629	6,020,558	7,074,460
Average grade of gold processed (5)	0.78	0.85	0.73	0.99
Contained ounces stacked	37,262	48,133	142,227	225,551
Average recovery rate	32%	48%	47%	54%
Ore crushed per day (tonnes)	16,100	19,100	16,500	19,400
La Yaqui Grande Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	1,034,974	—	2,271,387	—
Total waste mined - open pit (6)	6,133,308	—	23,602,762	—
Total tonnes mined - open pit	7,168,282	—	25,874,149	—
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,020,449	—	2,147,558	—
Average grade of gold processed (5)	1.43	—	1.38	—
Contained ounces stacked	46,931	—	95,064	—
Average recovery rate	79%	—	71%	—
Ore crushed per day (tonnes)	11,100	—	7,809	—
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense. For the year ended December 31, 2022, cost of sales includes a $33.9 million non-cash inventory net realizable value adjustment, at the Mulatos District.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes ore stockpiled during the quarter.
(5)Grams per tonne of gold ("g/t Au").
(6)Total waste mined includes operating waste and capitalized stripping.
(7)Includes a drawdown of capital advances of $1.4 million for the year ended December 31, 2022 ($8.4 million of advances for the year ended December 31, 2021).
The Mulatos District produced 49,100 ounces in the fourth quarter from the Mulatos and La Yaqui Grande operations, 15% higher than the third quarter and more than double the prior year given the ramp up of La Yaqui
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Grande starting in June 2022. For the full year, the Mulatos District produced 134,500 ounces, in-line with full year guidance and an increase of 11% from the prior year reflecting the start of production from La Yaqui Grande.

Mulatos Operational Review
Mulatos produced 11,800 ounces in the fourth quarter, and 66,900 ounces for the year. Total crusher throughput in the fourth quarter averaged 16,100 tpd, for a total of 1,477,642 tonnes stacked at a grade of 0.78 g/t Au, including stockpiles. Mining rates and tonnes stacked in the quarter were impacted by delays accessing the El Salto portion of the pit following the heavy rainfall during the third quarter rainy season. This was partly offset by the processing of additional stockpiled ore. Mining of the El Salto portion of the pit is expected to ramp up in 2023, contributing to higher production from Mulatos through the first half of the year.
Recovery rates were 32%, down from the previous three quarters reflecting the higher stacking rates of lower recovery stockpiled ore late in the quarter with longer leach cycles. Recovery rates are expected to increase to guided levels of 50 to 55% in 2023 as these ounces stacked late in the year are recovered.
La Yaqui Grande Operational Review
La Yaqui Grande is an open pit mine with an independent leach pad located approximately seven kilometres from the existing Mulatos operation. Construction was completed ahead of schedule in the second quarter and the operation has performed extremely well since achieving initial production in June 2022. This included producing 37,300 ounces in the fourth quarter, a 47% increase from the third quarter, driving the significant growth in Mulatos District production. Since the start of operations, La Yaqui Grande produced 67,600 ounces.
Mining and stacking rates continued to ramp up through the fourth quarter with the operation exceeding designed capacity. A total of 1,034,974 tonnes of ore were mined during the fourth quarter, up 40% from the third quarter. Stacking rates also increased to average 11,100 tpd in the quarter, exceeding the design level of 10,000 tpd. Grades stacked on the leach pad averaged 1.43 g/t Au in the fourth quarter, above the Mineral Reserve grade also contributing to the strong quarter. Recoveries in the quarter and year-to-date are in line with expectations for the leach curve of La Yaqui Grande
Financial Review (Mulatos District)
Revenues of $85.8 million in the fourth quarter and $238.1 million for the full year were higher than the prior year periods reflecting higher gold sales with the start of production at La Yaqui Grande in June 2022, which contributed 37,188 ounces sold in the quarter, and 65,557 ounces for the full year.
Cost of sales (includes mining and processing costs, royalties and amortization expense) of $56.0 million in the fourth quarter were higher than in the comparative period, driven by the increase in ounces sold and higher processing costs. For 2022, cost of sales of $238.0 million were higher than the prior year, primarily due to Mulatos leach pad inventory adjustments recorded in the second and third quarters of the year. Given a decline in the gold price mid-year and higher future processing costs, the Company recorded adjustments in the second and third quarters to reduce the carrying value of Mulatos leach pad inventory, resulting in a non-cash net realizable value adjustment of $33.9 million ($22.4 million after tax), increasing total cost of sales.
Total cash costs for the Mulatos District of $851 per ounce decreased 42% from the prior year period driven by low-cost production growth from La Yaqui Grande, partly offset by higher processing costs and lower tonnes and grades stacked at the Mulatos portion of the operation. The higher processing costs have had a more significant impact at the Mulatos portion of the operation, which includes inflationary pressures on key inputs, such as cyanide, as well as increased reagent consumption to process the surface stockpiles.
Mulatos District total cash costs decreased 17% from the third quarter with La Yaqui Grande being the key driver. Mine-site AISC for the Mulatos District of $922 per ounce (including $545 per ounce at La Yaqui Grande) in the
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TRADING SYMBOL: TSX:AGI NYSE:AGI
quarter were down 19% from the third quarter and 51% from the prior year period driven by low-cost growth from La Yaqui Grande. For the full year, total cash costs and mine-site AISC were higher than the prior year, given heavier reliance on higher cost stockpiles in the first half of the year. Both were below full year cost guidance given the strong performance of La Yaqui Grande in the second half of 2022. Looking ahead, total cash costs and mine-site AISC are expected to decrease relative to 2022 with La Yaqui Grande providing the majority of Mulatos District production.
Capital spending totaled $5.5 million in the fourth quarter, down significantly from the first half of the year reflecting completion of construction of La Yaqui Grande in June. This included sustaining capital expenditures of $1.2 million, primarily relating to stripping costs at La Yaqui Grande, and capitalized exploration of $1.7 million. During 2022, capital spending totaled $62.7 million consistent with guidance.
The Mulatos District generated mine-site free cash flow of $28.8 million in the fourth quarter, up sharply from $1.8 million in the third quarter driven by the increase in low-cost production from La Yaqui Grande. This strong free cash flow generation is expected to continue through 2023, La Yaqui Grande's first full year of production.
Fourth Quarter 2022 Development Activities
Island Gold (Ontario, Canada)
Phase 3+ Expansion Study
On June 28, 2022, the Company reported results of the Phase 3+ Expansion Study (“P3+ Expansion Study”) conducted on its Island Gold mine, located in Ontario, Canada. The P3+ Expansion Study was an update to the Phase 3 Study ("P3 2000 Study") released on July 14, 2020.
The P3+ Expansion Study was updated to reflect the current costing environment, as well as incorporate the significant growth in high-grade Mineral Reserves and Resources into an optimized mine plan. The P3+ Expansion Study outlines a larger, more profitable, and valuable operation than what was included in the P3 2000 Study released in 2020.
The Phase 3+ Expansion to 2,400 tpd from the current rate of 1,200 tpd will involve various infrastructure investments. These include the installation of a shaft, paste plant, and an expansion of the mill. This infrastructure was all incorporated into the P3 2000 Study with several scope changes to accommodate the 20% increase in production rates to 2,400 tpd including a larger mill expansion and paste plant, as well as accelerated development to support the higher mining rates. The Phase 3+ Expansion also includes 30% more development over the mine life to accommodate the 43% larger mineable resource.
Following the completion of the expansion in 2026, the operation will transition from trucking ore and waste up the ramp to skipping ore and waste to surface through the new shaft infrastructure, driving production higher and costs significantly lower.
Phase 3+ Expansion Study Highlights
•Higher production: average annual gold production of 287,000 ounces starting in 2026 upon completion of the shaft
•This represents a 22% increase from the P3 2000 Study and a 121% increase from the mid-point of 2022 production guidance of 130,000 ounces
•Industry low costs: consistent cost structure with the P3 2000 Study, with productivity gains and economies of scale offsetting inflation
•Average total cash costs of $432 per ounce (average $425 per ounce from 2026), consistent with the P3 2000 Study and 25% lower than the mid-point of 2022 guidance of $575 per ounce
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•Average mine-site all-in sustaining costs of $610 per ounce (average $576 per ounce from 2026), a 30% decrease from the mid-point of 2022 guidance of $875 per ounce
•Larger, longer-life operation supported by significantly increased Mineral Reserve and Resources
•43% increase in mineable resource to 4.6 million ounces of gold grading 10.59 g/t Au
•18 year mine life to 2039, a four year increase from the P3 2000 Study, while operating at 20% higher production rates of 2,400 tpd
•Lower capital intensity: lower total capital per ounce over the life of mine
•Growth capital of $756 million and sustaining capital of $777 million, both up from the P3 2000 Study reflecting the expansion, a larger mineable resource, and industry-wide inflation
•Total capital intensity decreased 4% to $344 per ounce reflecting the larger mineable resource with increased ounces per vertical metre driving the lower capital intensity and contributing to the stronger economics
•$100 million of the increase in growth capital compared to the P3 2000 Study reflects sustaining capital that has been brought forward to the expansion period for accelerated underground development and infrastructure to support the higher mining rate
•Expansion significantly de-risked given increased detailed engineering, capital committed, and projects completed to date, including the majority of earthworks
•Stronger economics with expansion and larger mineable resource more than offsetting inflation to create a more valuable operation
•After-tax net present value (“NPV”) (5%) of $1.6 billion, a 25% increase from the P3 2000 Study (base case gold price assumption of $1,650 per ounce and USD/CAD foreign exchange rate of $0.78:1)
•After-tax internal rate of return (“IRR”) of 23%, up from 20% in P3 2000 Study
•After-tax NPV (5%) of $2.0 billion, a 31% increase from the P3 2000 Study, and an after-tax IRR of 25%, at gold prices of $1,850 per ounce
•Industry low Greenhouse Gas (“GHG”) emission intensity
•35% reduction in life of mine GHG emissions relative to the current operation, supporting the company-wide target of a 30% reduction in GHG emissions by 2030
•31% additional reduction in emissions per ounce of gold produced from already industry low levels
•Fully funded, balanced approach to growth: growing free cash flow expected starting in the second half of 2022
•With no significant capital expected to be spent on Lynn Lake until the P3+ Expansion is well underway; the Company is well positioned to fund the expansion internally while generating strong free cash flow over the next several years
•The Company expects significant free cash flow growth in 2025 and beyond as production rates ramp up at Island Gold
Construction activities continued to ramp up during the fourth quarter, with the focus on shaft site surface preparation and completion of the pre-sinking of the shaft and concrete foundations for shaft surface infrastructure. Further details on progress to the end of the year are summarized below:
•Shaft site earthworks, including access road to the shaft area and buried services excavation, were substantially completed
•Shaft pre-sink completed down to a 42 metre depth in November
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TRADING SYMBOL: TSX:AGI NYSE:AGI
•Critical path concrete foundations completed
•Substation foundation work commenced
•Galloway fabrication completed to support shaft sinking
•Commenced structural steel erection for the Hoist House and Hoist Drive Cooling Building
•Paste plant detailed engineering ongoing
•Lateral development to support higher mining rates with the Phase 3+ Expansion remains ongoing
•Commenced basic engineering for the mill expansion
During the fourth quarter of 2022, the Company spent $38.9 million, exclusive of accounts payable and accruals, and $102.0 million for the year, on growth capital related to the Phase 3+ Expansion and capital development. Capital spending at Island Gold (excluding exploration) is expected to be between $210 and $235 million in 2023 as spending on the Phase 3+ Expansion ramps up, and is expected to remain at similar levels in 2024 and 2025 and then drop considerably in 2026 once the expansion is complete.

Shaft site area - February 2023
Lynn Lake (Manitoba, Canada)
The Company released a positive Feasibility Study on the Lynn Lake project in December 2017 outlining average annual production of 143,000 ounces over a 10 year mine life at average mine-site AISC of $745 per ounce.
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TRADING SYMBOL: TSX:AGI NYSE:AGI
The project economics based on the 2017 Feasibility Study at a $1,500 per ounce gold price include an after-tax internal rate of return ("IRR") of 21.5% and an after-tax NPV of $290 million (12.5% IRR at a $1,250 per ounce gold price). The Company filed the Environmental Impact Statement ("EIS") with the federal government in 2020. Approval of the EIS is expected in the first half of 2023, following which the Company expects to release an updated Feasibility Study on the project.
As part of the Company's balanced approach to growth and capital allocation, no significant capital is expected to be spent on the development of Lynn Lake until the Phase 3+ Expansion at Island Gold is well underway.
Development spending (excluding exploration) was $3.9 million in the fourth quarter of 2022 and $11.9 million for the year ended 2022 to support the ongoing permitting process and engineering to support the updated Feasibility Study.
Kirazlı (Çanakkale, Türkiye)
On October 14, 2019, the Company suspended all construction activities on its Kirazlı project following the Turkish government's failure to grant a routine renewal of the Company’s mining licenses, despite the Company having met all legal and regulatory requirements for their renewal. In October 2020, the Turkish government refused the renewal of the Company’s Forestry Permit. The Company had been granted approval of all permits required to construct Kirazlı including the Environmental Impact Assessment approval, Forestry Permit, and GSM (Business Opening and Operation) permit, and certain key permits for the nearby Ağı Dağı and Çamyurt Gold Mines. These permits were granted by the Turkish government after the project earned the support of the local communities and passed an extensive multi-year environmental review and community consultation process.
On April 20, 2021, the Company announced that its Netherlands wholly-owned subsidiaries Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V. (the “Subsidiaries”) would be filing an investment treaty claim against the Republic of Türkiye for expropriation and unfair and inequitable treatment. The claim was filed under the Netherlands-Türkiye Bilateral Investment Treaty (the “Treaty”). Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V. had its claim against the Republic of Türkiye registered on June 7, 2021 with the International Centre for Settlement of Investment Disputes (World Bank Group).
Bilateral investment treaties are agreements between countries to assist with the protection of investments. The Treaty establishes legal protections for investment between Türkiye and the Netherlands. The Subsidiaries directly own and control the Company’s Turkish assets. The Subsidiaries invoking their rights pursuant to the Treaty does not mean that they relinquish their rights to the Turkish project, or otherwise cease the Turkish operations. The Company will continue to work towards a constructive resolution with the Republic of Türkiye.
The Company incurred $0.8 million in the fourth quarter and $5.0 million for the year, related to ongoing holding costs and legal costs to progress the Treaty claim, which was expensed.
Fourth Quarter 2022 Exploration Activities
Island Gold (Ontario, Canada)
Total exploration spending through 2022 was $23.5 million, in line with the annual budgeted amount of $22 million for surface and underground exploration. Exploration remains focused on defining additional near mine Mineral Resources, as well as advancing and evaluating several regional targets.
The 2022 exploration program was successful in driving another increase in Mineral Reserves and Resources which now total 5.3 million ounces, a 4% increase from the end of 2021. This included a 9% increase in Mineral Reserves to 1.5 million ounces (4.2 mt grading 10.78 g/t Au) with grades increasing 6%, a 2% increase in Measured and Indicated Mineral Resources to 0.3 million ounces (1.3 mt grading 7.09 g/t Au), and 2% increase in Inferred Mineral Resources to 3.5 million ounces (8.1 mt grading 13.61 g/t Au).
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During the fourth quarter, six diamond drill rigs were focused on the surface directional exploration program, as well as one drill rig focused on underground exploration drilling.
Surface exploration drilling
A total of 9,547 metres ("m") of surface directional drilling was completed in 12 holes during the fourth quarter. Surface directional drilling targeted areas peripheral to Inferred Mineral Resource blocks in the Island West, Main, and East areas between 1,400 m and 1,800 m below surface with drill hole spacing ranging from 75 m to 200 m. In 2022, a total of 30,163 m surface directional drilling was completed in 31 drill holes.
Underground exploration drilling
During the fourth quarter of 2022, a total of 2,322 m of standard underground exploration drilling was completed in 12 holes. The objective of the underground drilling is to identify new Mineral Resources close to existing Mineral Resource or Reserve blocks. A total of 61 m of underground exploration drift development was also completed during the fourth quarter. A total of 19,976 m underground exploration drilling was completed in 85 drill holes in 2022.
A regional exploration program was also completed in 2022 which focused on evaluating and advancing exploration targets outside the Island Gold Deposit on the 15,524-hectare Island Gold property. A total of 9,707 m of regional exploration drilling was completed in 14 drill holes in 2022.
Total exploration expenditures during the fourth quarter were $5.6 million, of which $4.9 million was capitalized. For the full year, $23.5 million of exploration expenditures were incurred, of which $18.8 million were capitalized.
Young-Davidson (Ontario, Canada)
The focus of the 2022 drill program was following up on the success in the 2020 and 2021 programs which extended gold mineralization below existing Mineral Reserves and Resources and intersected higher grades in the hanging wall and footwall of the deposit. In 2022, a total of 11,786 m of underground exploration drilling was completed in 18 drill holes.
Additionally, 715 m of underground exploration drift development was completed to extend drill platforms on the 9220, 9095, and 9025-levels. The focus of the underground exploration drilling program is to expand Mineral Resources in six target areas that have been identified within proximity to existing underground infrastructure.
During the fourth quarter, two underground exploration drills completed 3,921 m in six holes. Drilling from the 9220 West exploration drift was focused on testing down-plunge of the existing Mineral Reserves and Resources. Drilling is targeting syenite-hosted mineralization as well as continuing to test mineralization in the footwall sediments and in the hanging wall mafic-ultramafic stratigraphy.
Exploration spending totaled $1.8 million of which $1.5 million was capitalized in the fourth quarter 2022. For the full year, exploration spending totaled $9.3 million of which $5.0 million was capitalized.
Mulatos District (Sonora, Mexico)
The Company has a large exploration package covering 28,972 hectares with the majority of past exploration efforts focused around the Mulatos mine. Exploration continues to follow up on near-mine sulphide opportunities at PDA, as well as several earlier stage prospects throughout the wider district.
During the fourth quarter of 2022, exploration activities continued at PDA and the near-mine areas with 9,121 m of drilling completed in 34 holes, and 19,186 m completed in 68 holes for the full year. Exploration drilling at PDA has been extremely successful with Mineral Reserves increasing 70% to 728,000 ounces (4.7 mt grading 4.84 g/t Au) with grades also increasing 4% as of the end of 2022. This higher-grade Mineral Reserve at PDA is expected to be processed through the existing mill at Mulatos, which will be expanded. Ongoing exploration results will be incorporated into an updated development plan which is expected to be finalized in the second half of 2023.
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TRADING SYMBOL: TSX:AGI NYSE:AGI
The regional program included 219 m of drilling at the Halcon West target, as well as mapping and prospecting at the Refugio/San Carlos North areas. Additionally, a drone magnetic survey was initiated to identify structural trends in the area, and was completed in the first quarter of 2023. In 2022, a total of 13,115 m of drilling was completed in 49 holes focused on testing several regional targets.
During the fourth quarter, the Company incurred $2.7 million of exploration spending of which $1.7 million was capitalized. For the year, the Company incurred $10.3 million of exploration spending of which $2.8 million was capitalized.
Lynn Lake (Manitoba, Canada)
The 2022 exploration drilling program was completed at the end of the third quarter, with a total of 57 holes totaling 18,233 m. All outstanding assay results from this program were received in the fourth quarter. In addition to drilling at the MacLellan, Gordon and Burnt Timber sites, several regional targets were evaluated in 2022, and further follow-up drilling is planned at the Maynard and Tulune regional target areas along with initial tests at other early-stage regional targets.
A summer field program, consisting of geological mapping, prospecting and soil sampling designed to help advance a pipeline of prospective regional exploration targets to drill-ready stage was completed early in the fourth quarter. Interpretation of 2022 field program results, along with drilling results, was integrated into the design of the 2023 exploration program.
Exploration spending totaled $0.9 million in the fourth quarter and $9.8 million year-to-date, all of which was capitalized.

21 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Review of Fourth Quarter 2022 Financial Results
During the fourth quarter of 2022, the Company sold 133,164 ounces of gold for revenues of $231.9 million, a 14% increase from the prior year period driven by more ounces sold, partially offset by a lower realized gold price.
The average realized gold price in the fourth quarter was $1,741 per ounce, a 3% decrease compared to $1,798 per ounce in the prior year period. The average realized gold price in the quarter was $15 per ounce above the London PM Fix price due to gains realized on the settlement of gold collar contracts.
Cost of sales (which includes mining and processing costs, royalties, and amortization expense) were $153.4 million in the fourth quarter, 11% higher than the prior year period.
Mining and processing costs were $105.6 million, 15% higher than the prior year period. The increase primarily reflects new production at La Yaqui Grande in 2022, higher processing costs at Mulatos related to stockpiled ore, as well as higher mining and processing costs at both Young-Davidson and Island Gold, partially offset by a weaker Canadian dollar. Although total mining and processing costs were higher in the quarter, total cash costs of $810 per ounce were lower than the prior year period given low-cost production growth from La Yaqui Grande in 2022.
Royalty expense was $2.2 million in the quarter, consistent with the prior year period of $3.0 million.
Amortization of $45.6 million in the quarter was higher than the prior year period due to the start of production at La Yaqui Grande, which commenced in June 2022. Amortization of $342 per ounce was lower than guidance and 10% lower than the prior year period.
The Company recognized earnings from operations of $61.6 million in the quarter, higher than the prior year period as a result of higher ounces sold. Operating margins remained relatively consistent year over year, as the lower gold price in 2022 was offset by a reduction in total cash costs per ounce.
The Company reported net earnings of $40.6 million in the quarter, compared to net earnings of $29.5 million in the prior year period. On an adjusted basis, earnings in the fourth quarter of 2022 were $33.7 million, or $0.09 per share, mainly reflecting an adjustment for a significant unrealized foreign exchange gain recorded within deferred taxes and FX given the impact of the strengthening Canadian dollar in the quarter on Canadian dollar denominated tax pools.
Review of 2022 Financial Results
For the full year of 2022, the Company sold 456,574 ounces of gold for revenues of $821.2 million, consistent with the prior year as both ounces sold and the average realized gold price were in line.
For 2022, cost of sales (which includes mining and processing costs, inventory net realizable value adjustment, royalties, and amortization expense) were $608.9 million, an increase from $534.1 million in the prior year.
Mining and processing costs increased to $394.4 million from $351.5 million in the prior year period. The increase primarily reflected higher processing costs at Mulatos related to stockpiled ore, as well as higher mining and processing costs at both Young-Davidson and Island Gold, offset by the weaker Canadian dollar.
Consolidated total cash costs in the year were $884 per ounce compared to $794 per ounce in the prior year. The increase in total cash costs was primarily driven by inflationary pressures on costs across the Company, lower grades processed at Island Gold and higher processing costs for stockpiled ore at Mulatos, partially offset by low cost production growth at La Yaqui Grande and a weaker Canadian dollar.
AISC of $1,204 per ounce was higher than the prior year given higher total cash costs, partially offset by lower sustaining capital spending in the year.
The Company assesses the net realizable value of inventory at each reporting period. Given the decrease in the gold price at the end of the second and third quarters of the year, combined with higher processing costs at Mulatos, the Company recorded a $33.9 million ($22.4 million after tax) reduction in the carrying value of the heap leach inventory at Mulatos during the year.
22 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
Royalty expense was $9.1 million, a 22% decrease compared to $11.7 million in the prior year, due to a higher proportion of sales coming from Mulatos in 2022 which has no third party royalties.
Amortization of $171.5 million was consistent with the prior year, as both ounces sold and amortization of $376 per ounce were consistent with the prior year.
During the first quarter of 2022, the Company sold the Esperanza Project for total proceeds of up to $60.0 million, including $5.0 million in cash, $10.0 million in shares of Zacatecas Silver and $39.0 million of milestone payments. The determination of the fair value of the contingent consideration required the Company to make certain assumptions and estimates in relation to future events based on the current understanding of the facts and circumstances. The completion of each milestone and the related payments are subject to uncertainty.
As a result, the Company incurred an impairment charge of $38.2 million ($26.7 million after tax) in the first quarter of 2022. The non-cash impairment charge reflects the excess of the net carrying value of Esperanza compared to the accounting fair value of consideration received. Refer to note 14 of the Company’s consolidated financial statements for the years ended December 31, 2022 and December 31, 2021 for further details.
The Company recognized earnings from operations of $111.5 million, compared to $14.9 million in the prior year, a significant improvement from the prior year period as a result of the non-cash after-tax impairment charge on the Turkish projects of $213.8 million taken in the second quarter of 2021, partially offset by the impairment charge and inventory net realizable value adjustment recorded in 2022.
The Company reported net earnings of $37.1 million for 2022 compared to a net loss $66.7 million in the prior year. Net earnings includes a non-cash net realizable value adjustment on Mulatos heap leach inventory of $33.9 million ($22.4 million after tax), as well as the impairment charge related to the Esperanza sale of $38.2 million ($26.7 million after tax). Adjusting for these items, as well as unrealized foreign exchange losses recorded in deferred taxes and foreign exchange of $19.4 million, adjusted earnings were $107.9 million or $0.28 per share for the year. Adjusted earnings were lower than the prior year, given lower operating margins and higher stock-based compensation expense.
Associated Documents
This press release should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2022 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).
Reminder of Fourth Quarter and Year-End 2022 Results Conference Call
The Company's senior management will host a conference call on Thursday, February 23, 2023 at 11:00 am ET to discuss the fourth quarter and year-end 2022 results. Participants may join the conference call via webcast or through the following dial-in numbers:
Toronto and International:                (416) 340-2217
Toll free (Canada and the United States):         (800) 806-5484
Participant passcode:                    1031011#
Webcast:                         www.alamosgold.com

A playback will be available until March 26, 2023 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 6543561#. The webcast will be archived at www.alamosgold.com.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Senior Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release.
23 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements
This press release contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, “schedule”, "believe", "anticipate", "intend", "objective", "estimate", “potential”, "forecast", "budget", “target”, "goal", “trend”, “on track”, “outlook”, “continue”, “ongoing”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.
Such statements include, but may not be limited to, expectations pertaining to: reductions in GHG emissions; increases to production, value of operation and decreases to costs resulting from intended completion of the Phase 3+ expansion at Island Gold; intended infrastructure investments in, method of funding for, and timing of the completion of, the Phase 3+ expansion; approval of the Environmental Impact Study for the Lynn Lake Gold Project and the intended release of an updated feasibility study and timing related thereto; as well as other general information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected exploration programs, targets and budgets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected mine life and reserve life, expected production rates, expected recoveries, sufficiency of working capital for future commitments, gold prices, returns to stakeholders and other statements that express management’s expectations or estimates of future plans and performance.
Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to new diseases, epidemics and pandemics, including the ongoing effects and potential further effects of the COVID-19 pandemic; the impact of the COVID-19 pandemic or any other new illness, epidemic or pandemic on the broader market and the
24 | Alamos Gold Inc

TRADING SYMBOL: TSX:AGI NYSE:AGI
trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Türkiye; the duration of any ongoing or new regulatory responses to the COVID-19 pandemic or any other new illness, epidemic or pandemic; government and the Company’s attempts to reduce the spread of COVID-19 which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly the Canadian Dollar, Mexican Peso, U.S. Dollar and Turkish Lira); the impact of inflation; changes in the Company's credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation and administrative proceedings (including but not limited to the investment treaty claim announced on April 20, 2021 against the Republic of Türkiye by the Company’s wholly-owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V.); disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays with the Phase 3+ expansion project at the Island Gold mine; delays in permitting, obtaining approval of the Environmental Impact Study, completing an updated Feasibility Study, construction decisions and any development of the Lynn Lake Gold Project; delays in the development or updating of mine plans; changes with respect to the intended method of accessing and mining the deposit at Puerto Del Aire and changes related to the intended method of processing any ore from the deposit of Puerto Del Aire; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation, controls or regulations in Canada, Mexico, Türkiye, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. The litigation against the Republic of Türkiye, described above, results from the actions of the Turkish government in respect of the Company’s projects in the Republic of Türkiye. Such litigation is a mitigation effort and may not be effective or successful. If unsuccessful, the Company’s projects in Türkiye may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in Türkiye and its ability to operate in Türkiye. Even if the litigation is successful, there is no certainty as to the quantum of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Türkiye, or even retaining control of its assets and gold mining projects in Türkiye can only result from agreement with the Turkish government. The investment treaty claim described in this press release may have an impact on foreign direct investment in the Republic of Türkiye which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation of the Turkish Lira which may also affect the Company’s relationship with the Turkish government, the Company’s ability to effectively operate in Türkiye, and which may have a negative effect on overall anticipated project values.
Additional risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release are set out in the Company's latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this press release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources
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TRADING SYMBOL: TSX:AGI NYSE:AGI
Measured, Indicated and Inferred Resources: All resource and reserve estimates included in this press release or documents referenced in this press release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.
International Financial Reporting Standards: The consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (note 2 and 3 to the consolidated financial statements for the year ended December 31, 2022). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:
•adjusted net earnings and adjusted earnings per share;
•cash flow from operating activities before changes in working capital and taxes received;
•company-wide free cash flow;
•total mine-site free cash flow;
•mine-site free cash flow;
•net cash;
•total cash cost per ounce of gold sold;
•all-in sustaining cost ("AISC") per ounce of gold sold;
•mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;
26 | Alamos Gold Inc

•sustaining and non-sustaining capital expenditures; and
•earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are dully noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:
•Foreign exchange gain (loss)
•Items included in other gain (loss)
•Certain non-reoccurring items
•Foreign exchange gain (loss) recorded in deferred tax expense
•The income and mining tax impact of items included in other gain (loss)
Net earnings have been adjusted, including the associated tax impact, for the group of costs in “other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; loss on disposal of assets; severance costs related to Turkish Projects; and Turkish Projects holding costs and arbitration costs. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.
27 | Alamos Gold Inc

(in millions)
Three Months Ended December 31,			Years Ended December 31,
	2022	2021	2022	2021	2020
Net earnings (loss)	$40.6	$29.5	$37.1	($66.7)	$144.2
Adjustments:
Inventory net realizable value adjustment, net of taxes	—	—	22.4	—	—
Impairment charge, net of taxes	—	—	26.7	213.8	—
Foreign exchange loss (gain)	0.2	1.1	(1.7)	0.9	1.4
Other loss	6.6	3.9	5.1	7.2	3.7
Unrealized foreign exchange (gain) loss recorded in deferred tax expense	(12.2)	2.2	19.4	6.9	3.1
COVID-19 costs	—	—	—	—	6.5
Other income tax and mining tax adjustments	(1.5)	—	(1.1)	—	(2.4)
Adjusted net earnings	$33.7	$36.7	$107.9	$162.1	$156.5
Adjusted earnings per share - basic and diluted	$0.09	$0.09	$0.28	$0.41	$0.40
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
Cash flow from operating activities	$102.3	$88.1	$298.5	$356.5
Add: Changes in working capital and cash taxes	7.0	3.7	63.1	54.4
Cash flow from operating activities before changes in working capital and cash taxes	$109.3	$91.8	$361.6	$410.9
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
Cash flow from operating activities	$102.3	$88.1	$298.5	$356.5
Less: mineral property, plant and equipment expenditures (1)	(84.8)	(91.6)	(313.7)	(348.6)
Less: capital advances	—	—	—	(9.8)
Company-wide free cash flow	$17.5	($3.5)	($15.2)	($1.9)
(1) Mineral property, plant and equipment expenditures exclude royalties repurchased at Island Gold of $15.7 million in the fourth quarter of 2021.
Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to
28 | Alamos Gold Inc

similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
(in millions)
Cash flow from operating activities	$102.3	$88.1	$298.5	$356.5
Add: operating cash flow used by non-mine site activity	15.7	4.0	48.3	37.6
Cash flow from operating mine-sites	$118.0	$92.1	$346.8	$394.1

Mineral property, plant and equipment expenditure	$84.8	$91.6	$313.7	$348.6
Capital advances	—	—	—	9.8
Less: capital expenditures from development projects, and corporate	(4.8)	($5.2)	(22.2)	(21.5)

Capital expenditure and capital advances from mine-sites	$80.0	$86.4	$291.5	$336.9

Total mine-site free cash flow	$38.0	$5.7	$55.3	$57.2

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
(in millions)
Cash flow from operating activities	$44.6	$55.2	$172.8	$188.9
Mineral property, plant and equipment expenditure	(20.6)	(24.8)	(71.5)	(88.6)
Mine-site free cash flow	$24.0	$30.4	$101.3	$100.3

Island Gold Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
(in millions)
Cash flow from operating activities	$39.1	$43.2	$148.1	$173.1
Mineral property, plant and equipment expenditure (1)	(53.9)	(27.4)	(157.3)	(120.0)
Mine-site free cash flow	($14.8)	$15.8	($9.2)	$53.1
(1)Includes capital advances of nil and $1.4 million for the three and twelve months ended December 31, 2022 (nil and $1.4 million for the three and twelve months ended December 31, 2021). Excludes royalties repurchased at Island Gold of $15.7 million in the fourth quarter of 2021.

Mulatos District Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
(in millions)
Cash flow from operating activities	$34.3	($6.3)	$25.9	$32.1
Mineral property, plant and equipment expenditure (1)	(5.5)	(34.2)	(62.7)	(128.3)
Mine-site free cash flow	$28.8	($40.5)	($36.8)	($96.2)
(1)Includes a drawdown of capital advances of $1.4 million for the three and twelve months ended December 31, 2022 (nil and $8.4 million of advances for the three and twelve months ended December 31, 2021).
Net Cash
The Company defines net cash as cash and cash equivalents less long-term debt.
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes
29 | Alamos Gold Inc

mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. This metric excludes COVID-19 costs incurred in the period. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
Three Months Ended December 31,			Years Ended December 31,
	2022	2021	2022	2021	2020
(in millions, except ounces and per ounce figures)
Mining and processing	$105.6	$92.2	$394.4	$351.5	$312.6
Royalties	2.2	3.0	9.1	11.7	10.2
Total cash costs	107.8	95.2	403.5	363.2	322.8
Gold ounces sold	133,164	112,966	456,574	457,517	424,325
Total cash costs per ounce	$810	$843	$884	$794	$761

Total cash costs	$107.8	$95.2	$403.5	$363.2	$322.8
Corporate and administrative(1)	7.2	6.7	25.9	24.5	21.0
Sustaining capital expenditures(2)	26.5	32.2	95.2	113.4	82.1
Share-based compensation	7.1	3.9	18.3	11.1	10.3
Sustaining exploration	0.7	1.1	2.5	4.9	5.0
Accretion of decommissioning liabilities	2.2	0.6	4.2	2.4	2.6
Total all-in sustaining costs	$151.5	$139.7	$549.6	$519.5	$443.8
Gold ounces sold	133,164	112,966	456,574	457,517	424,325
All-in sustaining costs per ounce	$1,138	$1,237	$1,204	$1,135	$1,046
(1)Corporate and administrative expenses exclude expenses incurred at development properties.
(2)Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

30 | Alamos Gold Inc

Three Months Ended December 31,			Years Ended December 31,
	2022	2021	2022	2021	2020
(in millions)
Capital expenditures per cash flow statement	$84.8	$91.6	$313.7	$348.6	$246.1
Less: non-sustaining capital expenditures at:
Young-Davidson	(5.4)	(12.0)	(22.7)	(44.8)	(75.6)
Island Gold	(43.8)	(16.2)	(120.8)	(71.9)	(51.8)
Mulatos District	(4.3)	(26.0)	(52.8)	(97.0)	(15.1)
Corporate and other	(4.8)	(5.2)	(22.2)	(21.5)	(21.5)
Sustaining capital expenditures	$26.5	$32.2	$95.2	$113.4	$82.1

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
(in millions, except ounces and per ounce figures)
Mining and processing	$41.1	$39.8	$163.4	$159.7
Royalties	1.1	1.3	5.3	5.3
Total cash costs	$42.2	$41.1	$168.7	$165.0
Gold ounces sold	44,781	53,006	192,186	194,937
Total cash costs per ounce	$942	$775	$878	$846

Total cash costs	$42.2	$41.1	$168.7	$165.0
Sustaining capital expenditures	15.2	12.8	48.8	43.8
Accretion of decommissioning liabilities	0.1	—	0.3	0.2
Total all-in sustaining costs	$57.5	$53.9	$217.8	$209.0
Gold ounces sold	44,781	53,006	192,186	194,937
Mine-site all-in sustaining costs per ounce	$1,284	$1,017	$1,133	$1,072

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
(in millions, except ounces and per ounce figures)
Mining and processing	$23.0	$20.4	$80.6	$68.7
Royalties	0.7	1.5	2.6	5.3
Total cash costs	$23.7	$21.9	$83.2	$74.0
Gold ounces sold	39,145	38,101	130,652	139,946
Total cash costs per ounce	$605	$575	$637	$529

Total cash costs	$23.7	$21.9	$83.2	$74.0
Sustaining capital expenditures	10.1	11.2	36.5	46.7
Accretion of decommissioning liabilities	—	0.1	0.2	0.1
Total all-in sustaining costs	$33.8	$33.2	$119.9	$120.8
Gold ounces sold	39,145	38,101	130,652	139,946
Mine-site all-in sustaining costs per ounce	$863	$871	$918	$863

31 | Alamos Gold Inc

Mulatos District Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
(in millions, except ounces and per ounce figures)
Mining and processing	$41.5	$32.0	$150.4	$123.1
Royalties	0.4	0.2	1.2	1.1
Total cash costs	$41.9	$32.2	$151.6	$124.2
Gold ounces sold	49,238	21,859	133,736	122,634
Total cash costs per ounce	$851	$1,473	$1,134	$1,013

Total cash costs	$41.9	$32.2	$151.6	$124.2
Sustaining capital expenditures	1.2	8.2	9.9	22.9
Sustaining exploration	0.2	0.6	0.7	2.9
Accretion of decommissioning liabilities	2.1	0.5	3.7	2.1
Total all-in sustaining costs	$45.4	$41.5	$165.9	$152.1
Gold ounces sold	49,238	21,859	133,736	122,634
Mine-site all-in sustaining costs per ounce	$922	$1,899	$1,241	$1,240
Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended December 31,		Years Ended December 31,
	2022	2021	2022	2021
Net earnings (loss)	$40.6	$29.5	$37.1	($66.7)
Add back:
Inventory net realizable value adjustment	—	—	33.9	—
Impairment charge	—	—	38.2	224.3
Finance expense	2.2	1.2	5.7	4.5
Amortization	45.6	43.2	171.5	170.9
Deferred income tax (recovery) expense	2.7	19.6	54.6	63.7
Current income tax expense (recovery)	9.3	(5.5)	10.7	5.3
EBITDA	$100.4	$88.0	$351.7	$402.0
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income (loss) and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:
•Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense

32 | Alamos Gold Inc

Unaudited Consolidated Statements of Financial Position, Comprehensive
Income, and Cash Flow
ALAMOS GOLD INC.
Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	December 31, 2022	December 31, 2021
A S S E T S
Current Assets
Cash and cash equivalents	$129.8	$172.5
Equity securities	18.6	23.9
Amounts receivable	37.2	31.1
Income taxes receivable	—	8.7
Inventory	234.2	199.0
Other current assets	16.2	24.2
Assets held for sale	5.0	—
Total Current Assets	441.0	459.4

Non-Current Assets
Long-term inventory	—	10.6
Mineral property, plant and equipment	3,173.8	3,108.5
Other non-current assets	59.4	43.0
Total Assets	$3,674.2	$3,621.5

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$181.2	$157.4
Income taxes payable	0.7	—
Total Current Liabilities	181.9	157.4

Non-Current Liabilities
Deferred income taxes	660.9	623.2
Decommissioning liabilities	108.1	102.8
Other non-current liabilities	2.2	2.5
Total Liabilities	953.1	885.9

E Q U I T Y
Share capital	$3,703.8	$3,692.9
Contributed surplus	90.7	89.5
Accumulated other comprehensive (loss) income	(24.8)	1.9
Deficit	(1,048.6)	(1,048.7)
Total Equity	2,721.1	2,735.6
Total Liabilities and Equity	$3,674.2	$3,621.5

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ALAMOS GOLD INC.
Consolidated Statements of Comprehensive Income (Loss)
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended		For twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
OPERATING REVENUES	$231.9	$203.1	$821.2	$823.6

COST OF SALES
Mining and processing	105.6	92.2	394.4	351.5
Inventory net realizable value adjustment	—	—	33.9	—
Royalties	2.2	3.0	9.1	11.7
Amortization	45.6	43.2	171.5	170.9
	153.4	138.4	608.9	534.1
EXPENSES
Exploration	2.6	4.3	18.4	14.7
Corporate and administrative	7.2	6.7	25.9	24.5
Share-based compensation	7.1	3.9	18.3	11.1
Impairment charge	—	—	38.2	224.3
	170.3	153.3	709.7	808.7
EARNINGS (LOSS) BEFORE INCOME TAXES	61.6	49.8	111.5	14.9

OTHER EXPENSES
Finance expense	(2.2)	(1.2)	(5.7)	(4.5)
Foreign exchange (loss) gain	(0.2)	(1.1)	1.7	(0.9)
Other (loss) gain	(6.6)	(3.9)	(5.1)	(7.2)
EARNINGS (LOSS) FROM OPERATIONS	$52.6	$43.6	$102.4	$2.3

INCOME TAXES
Current income tax expense	(9.3)	5.5	(10.7)	(5.3)
Deferred income tax expense	(2.7)	(19.6)	(54.6)	(63.7)
NET EARNINGS (LOSS)	$40.6	$29.5	$37.1	($66.7)

Items that may be subsequently reclassified to net earnings:
Net change in fair value of currency hedging instruments, net of taxes	10.0	2.1	(5.9)	(1.7)
Net change in fair value of fuel hedging instruments, net of taxes	(0.4)	—	(0.3)	0.3
Items that will not be reclassified to net earnings:
Unrealized loss on equity securities, net of taxes	(1.4)	(2.3)	(20.5)	(2.9)
Total other comprehensive loss	$8.2	($0.2)	($26.7)	($4.3)
COMPREHENSIVE (LOSS) INCOME	$48.8	$29.3	$10.4	($71.0)

EARNINGS (LOSS) PER SHARE
– basic	$0.10	$0.08	$0.09	($0.17)
– diluted	$0.10	$0.08	$0.09	($0.17)
Weighted average number of common shares outstanding (000's)
– basic	393,034	392,333	392,172	392,649
– diluted	395,822	392,333	394,508	392,649
34 | Alamos Gold Inc

ALAMOS GOLD INC.
Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended		For twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings (loss) for the period	$40.6	$29.5	$37.1	($66.7)
Adjustments for items not involving cash:
Amortization	45.6	43.2	171.5	170.9
Impairment charge	—	—	38.2	224.3
Inventory net realizable value adjustment	—	—	33.9	—
Foreign exchange (gain) loss	0.2	1.1	(1.7)	0.9
Current income tax expense	9.3	(5.5)	10.7	5.3
Deferred income tax expense	2.7	19.6	54.6	63.7
Share-based compensation	7.1	3.9	18.3	11.1
Finance expense	2.2	1.2	5.7	4.5
Other items	1.6	(1.2)	(6.7)	(3.1)
Changes in working capital and taxes paid	(7.0)	(3.7)	(63.1)	(54.4)
	102.3	88.1	298.5	356.5
INVESTING ACTIVITIES
Mineral property, plant and equipment	(84.8)	(91.6)	(313.7)	(348.6)
Capital advances	—	—	—	(9.8)
Repurchase of Island Gold royalties	—	(15.7)	—	(15.7)
Proceeds from sale of Esperanza	—	—	5.0	—
Proceeds from disposition of equity securities	—	—	—	25.8
Investment in equity securities	(0.1)	(4.0)	(4.0)	(8.8)
	(84.9)	(111.3)	(312.7)	(357.1)
FINANCING ACTIVITIES
Dividends paid	(8.8)	(8.6)	(35.1)	(34.5)
Credit facility interest and transaction fees	(0.8)	(1.1)	(0.8)	(1.1)
Repurchase and cancellation of common shares	—	(5.7)	(8.2)	(11.7)
Proceeds from issuance of flow-through shares	—	—	10.4	—
Proceeds from the exercise of options	4.6	—	5.3	0.2
Repayment of equipment financing obligations	—	(0.1)	—	(0.2)
	(5.0)	(15.5)	(28.4)	(47.3)
Effect of exchange rates on cash and cash equivalents	0.7	(0.2)	(0.1)	(0.1)
Net increase (decrease) in cash and cash equivalents	13.1	(38.9)	(42.7)	(48.0)
Cash and cash equivalents - beginning of period	116.7	211.4	172.5	220.5
CASH AND CASH EQUIVALENTS - END OF PERIOD	$129.8	$172.5	$129.8	$172.5

35 | Alamos Gold Inc